Exhibit 11

CHARTER ONE FINANCIAL, INC.
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended

	3/31/02	3/31/01

	(Dollars in thousands,
	except per share data)
Basic earnings per share(1):
Net income	$139,823	$114,790

Weighted average common shares outstanding	220,652,028	218,849,204

Basic earnings per share	$.63	$.52

Diluted earnings per share(1):
Net income	$139,823	$114,790

Weighted average common shares outstanding	220,652,028	218,849,204
Add common stock equivalents for shares issuable under stock option plans	6,226,004	5,394,823

Weighted average common and common equivalent shares outstanding	226,878,032	224,244,027

Diluted earnings per share	$.62	$.51

(1)	Restated to reflect the 5% stock dividend issued September 28, 2001.